Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.

Name of corporation:

HEALTH ENHANCEMENT PRODUCTS, INC.

2.

The articles have been amended as follows: (provide article numbers, if available)

Article 4.  The total authorized capital stock of the corporation is 200,000,000 shares of Common Stock, with a par value of $0. 001. All stock when issued shall be deemed fully paid and nonassessable.  No cumulative voting, on any matter to which Stockholders shall be entitled to vote, shall be allowed for any purpose.

The authorized stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall, from time to time, determine.  Shareholders shall not have preemptive rights to acquire unissued shares of stock of the Corporation.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater portion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 73,937,316.

4.

Effective date of filing: (optional)

  (must not be later than 90 days after the certificate is filed)

5.

Signature:

/S/ PHILIP M. RICE, II

Philip M. Rice, II

Chief Financial Officer